[Savient Letterhead]

February 17, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention:  Mr. Bryan Pitko

Re:       Savient Pharmaceuticals, Inc.
            Form 10-K for the Year Ended December 31, 2007
            Filed March 14, 2008
            File No. 000-15313

Ladies and Gentlemen:

Reference is made to our letter dated December 2, 2008 to the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).  In the letter, we inadvertently described our supply agreement with NOF Corporation, dated May 23, 2007 (the “NOF Agreement”), as non-exclusive.  The NOF Agreement is in fact exclusive, as we correctly disclosed in our Current Report on Form 8-K filed with the Commission on February 10, 2009.

If you require additional information, please telephone either the undersigned at (732) 565-4705, or Graham Robinson of WilmerHale, our outside counsel, at (617) 526-6571.

Very truly yours,

/s/ Philip K. Yachmetz

Philip K. Yachmetz

cc:        David G. Gionco, Savient Pharmaceuticals, Inc.
            Graham Robinson, WilmerHale